FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 6th  of January, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	January 6th, 2006	By:	/s/ Donna Gershowitz
General Counsel

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NOTICE OF ADJOURNMENT

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO FEBRUARY 6th, 2006

Notice is hereby given that a majority of shareholders present and entitled to vote at the Adjourned Annual General Meeting (the "Adjourned Meeting") of M-Systems Flash Disk Pioneers Ltd. (the "Company") convened on Thursday, January 5th, 2006, voted in accordance with the Company`s Articles of Association and Israeli law to adjourn the Meeting to February 6th, 2006, at the offices of the Company located at 7 Atir Yeda St., Kfar Saba 44425, Israel, at 10:00 a.m. local time (the "Further Adjourned Meeting").

The agenda of the Further Adjourned Meeting shall include only those items that were lawfully to have been transacted at the meeting as originally called and which was convened on December 22 nd, 2005. All provisions and conditions set forth in the original notice of the Meeting dated December 1, 2005 and the accompanying Proxy Statement and Proxy Supplement sent to the shareholders (the "Notice and Proxy"), shall apply to the Adjourned Meeting, mutatis mutandis. The Adjourned Meeting was further adjourned to ensure that all shareholder votes are tabulated. The Company and its shareholders believe that all shareholders who wish to vote at a meeting of shareholders should be heard and accurately reflected in the final tabulation of votes. All votes of shareholders who executed and submitted the Proxy Card enclosed with the Notice and Proxy prior to the Meeting remain valid and effective for the Adjourned Meeting, unless these proxies are specifically revoked by notice to the Company prior to the Adjourned Meeting.

/S/ Dov Moran

Dov Moran

Chairman of the Board, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Ltd.

January 6th , 2006

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